June 22, 2009

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director
         Ronald E. Alper, Staff Attorney

Re: Hotel Outsource Management International, Inc.
Registration Statement on Form S-1 Filed May 1, 2009;
Amendment No. 1 to Registration Statement on Form S-1 Filed June 5, 2009
File No. 333-158929
Forms 10-K and 10-K/A for Fiscal year ended December 31, 2008
Filed April 13, 2009 and April 17, 2009
Forms 10-Q and 10-Q/A for Period ended March 31, 2009
Filed May 15, 2009 and May 22, 2009
File No. 000-50306

Dear Mr. Owings:

As per our conversation with Ronald Alper of the Commission, we have revised the Registration Statement to indicate that Jacob Ronnel is signing the Registration Statement on his own behalf as Principal Accounting Officer and Principal Financial Officer of Hotel Outsource Management International, Inc.

All future periodic filings will clearly indicate which officer on his or her own behalf is signing as Principal Accounting Officer and Principal Financial Officer of the company.

Thank you.

Very truly yours,

/s/Andrea I. Weinstein
Andrea I. Weinstein

AIW: lr